SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         Thermo BioAnalysis Corporation
                          ---------------------------
                            (Name of Subject Company)

                         Thermo BioAnalysis Corporation
                         -----------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                           --------------------------
                         (Title of Class of Securities)


                                   88355H 10 8
                              --------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                             ---------------------

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                    Thermo BioAnalysis Announces Cash Tender
                           Offer by Thermo Instrument

SANTA FE, N. Mex., January 31, 2000 - Thermo BioAnalysis Corporation (ASE-TBA), a Thermo Electron company (NYSE-TMO), announced today that its parent company, Thermo Instrument Systems Inc. (ASE-THI), will make a cash tender offer for any and all of the outstanding shares of Thermo BioAnalysis common stock at $28.00 per share. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Thermo Instrument currently owns approximately 67.3 percent of the outstanding shares of Thermo BioAnalysis common stock. Thermo Instrument will condition the tender offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Instrument's ownership reaches at least 90 percent. If Thermo Instrument achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo BioAnalysis common stock through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermo Instrument during the tender offer would also receive $28.00 per share in cash for their stock in the short-form merger.

         Thermo Electron, which owns approximately 20.8 percent of the outstanding shares of Thermo BioAnalysis common stock, will tender its shares to Thermo Instrument in the tender offer.

         The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require Thermo BioAnalysis board or shareholder approval.

         Thermo Instrument plans to conduct the tender offer during the second quarter of 2000. If Thermo Instrument successfully obtains ownership of at least 90 percent of the outstanding Thermo BioAnalysis shares, it expects to complete the spin-in by the end of the second quarter of 2000.

         Thermo BioAnalysis Corporation develops, manufactures, and supplies biomolecular instruments and consumables; clinical laboratory equipment and supplies, including rapid diagnostic test kits; and information-management systems that are used in biochemical research, clinical diagnosis, and pharmaceutical production. More information is available at http://www.thermo.com/subsid/tba1.html on the Internet.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.


                                     -more-

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMO BIOANALYSIS CORPORATION
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's Annual Report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's acquisition strategy, intense competition, rapid and significant technological change, market acceptance of new products, dependence on capital spending policies and government funding, potential fluctuations in quarterly performance, international operations, dependence on patents and proprietary rights, government regulations, patient reimbursement, potential product liability, and the potential impact of the year 2000 on processing date-sensitive information.


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